P.E. 12/31/01
1-13750

02011882

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2001

Jilin Chemical Industrial Company Limited
(Translation of registrant's name into English)

Jilin City, Jilin Province,
People's Republic of China
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F X Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes No X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-2(b)] Not Applicable.

Jilin Chemical Industrial Company Limited, a joint stock limited company organized under the laws of the People's Republic of China (the "Company"), hereby files the following document pursuant to rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934:

a. A circular sent to shareholders of the Company dated December 6, 2001.
b. An Announcement by the Company on December 30, 2001.
c. A proxy form for an extraordinary general meeting of the Company held on December 30, 2001.
d. A notice of extraordinary general meeting of the Company held on December 30, 2001.

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular, you should consult a stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold all your shares in Jilin Chemical Industrial Company Limited, you should at once hand this circular to the purchaser or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

JCIC

JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED
吉林化學工業股份有限公司

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

CONNECTED TRANSACTIONS
WITH PETROCHINA COMPANY LIMITED
AND
CHANGE OF ARTICLES OF ASSOCIATION

Independent financial adviser to the Independent Board Committee

DBS ASIA CAPITAL LIMITED

A notice convening the Extraordinary General Meeting of Jilin Chemical Industrial Company Limited to be held at 9:00 a.m. on 30 December, 2001 at No.9 Longtan Street, Longtan District, Jilin City, Jilin Province, The People's Republic of China is set out on pages 24 to 27 of this circular.

If you intend to attend the Extraordinary General Meeting, please complete and return the reply slip in accordance with the instructions printed thereon as soon as possible and in any event by 9:00 a.m. on 10 December, 2001.

Whether or not you are able to attend the Extraordinary General Meeting, please complete and return the proxy form in accordance with the instructions printed thereon as soon as possible and in any event by 9:00 a.m. on 29 December, 2001. Completion and delivery of the proxy form will not preclude you from attending and voting at the Extraordinary General Meeting or any adjournment thereof should you wish to do so.

6 December, 2001

TABLE OF CONTENTS

Pages

EXPECTED TIMETABLE

Deadline for returning the reply slips for the Extraordinary General Meeting	9:00 a.m. on 10 December, 2001
Deadline for returning the proxy forms for the Extraordinary General Meeting	9:00 a.m. on 29 December, 2001
Extraordinary General Meeting	9:00 a.m. on 30 December, 2001

(5)

DEFINITIONS

In this circular, unless the context requires otherwise, the following terms and expressions shall have the following meanings:–

"A Shares"	domestic investment shares of RMB1.00 each in the share capital of the Company
"Board"	the board of Directors
"Circulars"	two shareholder circulars issued by the Company, which are a shareholder circular dated 18 January, 1999 relating to the purchase of crude oil and sale of gasoline and diesel oil and a shareholder circular dated 5 July, 1999 relating to the sale and purchase transactions with CNPC Subsidiaries
"CNPC"	China National Petroleum Corporation, a state-owned enterprise established in the PRC, which, pursuant to the Restructuring, oversees the exploration and development of oil and natural gas resources refining, transportation and marketing of crude oil and refined products
"Company"	Jilin Chemical Industrial Company Limited, a joint stock limited company incorporated in the PRC with H Shares listed on the Stock Exchange
"CPSC"	China Petroleum Sales (Northeast) Company, a wholly-owned subsidiary of PetroChina; pursuant to the Restructuring, CPSC was formed to consolidate all petroleum sales companies located in northeastern China
"DBS Asia"	DBS Asia Capital Limited, an investment adviser registered under the Securities Ordinance (Cap. 333 of the Laws of Hong Kong), which has been appointed as the independent financial adviser to the Independent Board Committee
"Directors"	the directors of the Company
"Extraordinary General Meeting"	the extraordinary general meeting of the Company to be held at 9:00 a.m. on 30 December, 2001
"Group"	the Company and its subsidiaries
"H Shares"	overseas listed foreign investment shares of RMB1.00 each in the share capital of the Company
"Independent Board Committee"	a committee of the Board comprising the Independent Directors
"Independent Directors"	independent non-executive Directors appointed pursuant to the requirements of the Listing Rules, who are Zhao Yongjin and Venantius Tan
"Independent Shareholders"	the holders of H Shares and A Shares, other than PetroChina and its associates (as defined in the Listing Rules)
"Jilin Group"	Jilin Chemical Group Company, a subsidiary of CNPC

"Latest Practicable Date"	26 November, 2001, being the latest practicable date before printing of this circular for ascertaining information contained in this circular
"Listing Rules"	The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited
"Oilfields"	Daqing Oilfield in Heilongjiang province and Jilin Oilfield in Jilin province, the PRC, which are wholly-owned by CNPC pursuant to the Restructuring
"Petrochemical Products"	petrochemical products including ethylene, acetic acid, propylene, styrene, butadiene, 1-butene, xylene, fuel oil, n-xylene, ethylene tar and other miscellaneous products
"PetroChina"	PetroChina Company Limited, a joint stock company with limited liability incorporated in the PRC with H Shares listed on the Stock Exchange and/or its subsidiaries
"PRC"	The People's Republic of China
"Prospectus"	the prospectus of the Company dated 15 May, 1995
"Restructuring"	the restructuring of the oil and petrochemical industry in the PRC effective from 1 July, 1998, particulars of which were disclosed by the Company by way of press announcements dated 28 July, 1998 and 29 October, 1998
"RMB"	Renminbi yuan, the lawful currency of the PRC
"SDPC"	the State Development and Planning Commission in the PRC
"Shareholders"	shareholders of the Company (including the Independent Shareholders)
"Sinopec"	China Petrochemical Group Corporation, an enterprise established under the laws of the PRC
"State"	the state government of the PRC
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Supervisors"	the supervisors of the Company
"Waiver"	a waiver from strict compliance with the requirements provided in Chapter 14 of the Listing Rules in respect of the on-going connected transactions described herein, which as indicated by the Stock Exchange, will be granted to the Company upon the terms and conditions contained in the paragraph headed "Terms and conditions of the Waivers being sought" of this circular

For the purpose of illustration only, the translation of RMB into Hong Kong dollars is based on the exchange rate of HK$1.00 to RMB 1.07.

JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED
吉林化學工業股份有限公司
(a joint stock limited company incorporated in the People's Republic of China with limited liability)

Executive Directors:–
Jiao Haikun
Shi Jianxun
Zhang Xingfu
Ni Muhua
Lan Yunsheng
Jiang Jixiang

Non-executive Directors:–
Xu Fengli
Xu Yuanxiang

Independent Non-executive Directors:–
Venantius Tan
Wang Junfeng
Zhao Yongjin

Registered Office:–
No. 9 Longtan Street
Longtan District
Jilin City, Jilin Province 132021
The People's Republic of China

6 December, 2001

To the Shareholders

Dear Sir or Madam,

CONNECTED TRANSACTIONS

INTRODUCTION

The Company's principal business consists of production and sale of petroleum products, petrochemical and organic chemical products, synthetic rubber products, chemical fertilizers and other chemical products.

In 1998, in accordance with the decisions at the Ninth Session of the National People's Congress, the State Council approved a comprehensive restructuring plan for the PRC oil and gas industry to form two group companies, CNPC and Sinopec. The purpose of this restructuring was to improve the efficiency and competitiveness of CNPC and Sinopec and to separate their industry administrative function from their business management functions. The principal goal of this restructuring was to eventually create two nationwide vertically integrated oil and gas companies and to thereby increase competition in their sector.

After the completion of the Restructuring in 1998, CNPC's production assets are primarily located in the northern, northeastern and northwestern regions of China while Sinopec's production assets are primarily located in the eastern and southern regions of China.

Pursuant to the Restructuring, Jilin Chemical Group Company (the former parent company of the Company) and certain oilfield operators and petroleum sales companies located in northeastern China who had ongoing business relationships with the Company since the date of its incorporation as a joint stock company in December 1994, became subsidiaries of CNPC, and CNPC become the ultimate holding company of the Company. In 1999, PetroChina was incorporated as a joint stock company with limited liability under the applicable PRC laws and regulations. CNPC has transferred to PetroChina substantially all of its assets, liabilities and interests in connection with the exploration, development and production of onshore crude oil and natural gas, the refining, transportation, storage and marketing of crude oil and refined products, the production and sale of chemicals and the transmission, marketing and sale of natural gas. PetroChina and these oilfield operators and petroleum sales companies are deemed as connected persons of the Company as defined in the Listing Rules.


CNPC
90%
PetroChina
100%
67.29%
100%
Various petroleum and petrochemical-related companies
Company
Oilfields

SUMMARY OF CONNECTED TRANSACTIONS

Details of connected transactions which, following the Restructuring, are as follows:

- Purchase of crude oil
- Purchase of production materials (naphtha, benzene, methanol and other miscellaneous production materials)
- Sale of petroleum products (gasoline and diesel oil)
- Sale of Petrochemical Products

Purchase of crude oil

The Company purchases its crude oil requirements from oilfields located in northeastern China which are now owned and operated by PetroChina. Historically, the Company had purchased all of its crude oil requirements from these oilfields which, pursuant to the 1998 restructuring of the PRC oil and gas industry, were transferred to CNPC and subsequently to PetroChina.

The crude oil purchases are priced by PetroChina in accordance with guidelines set by SDPC. SDPC monthly guidance prices for domestic crude oil are set with reference to free on board ("FOB") Singapore prices for crude oil of different grades and customs duties. The principle is that the prices of onshore crude oil produced in China as delivered at any refinery should generally be at the same level as those of imported crude oil of similar grade as delivered at the same refinery. PetroChina may set the price for crude oil purchases by the Company within a stipulated range of 10% of the published SDPC guidance price to reflect transportation costs, the differences in oil quality, market supply and demand.

Details of the Company's purchase of crude oil from PetroChina oilfields for each of the two years ended 31 December, 2000 and estimated purchase amounts/costs for the year ending 31 December, 2001 are set out below:

Year ended 31 December, 1999			Year ended 31 December, 2000			Year ending 31 December, 2001*		
Quantity *('000 tonnes)*	Cost *(RMB'000)*	Percentage of turnover	Quantity *('000 tonnes)*	Cost *(RMB'000)*	Percentage of turnover	Quantity *('000 tonnes)*	Cost *(RMB'000)*	Percentage of turnover
4,510	5,658,482	53.6%	4,500	7,930,123	59.2%	4,650	8,839,650	66%

* *estimated amounts only (based on actual cost during the period from 1 January, 2001 to 30 June, 2001 and estimate cost from 1 July, 2001 to 31 December, 2001)*

Based on the estimated unit price and the estimated quantity of purchase of crude oil, the Board expects that the aggregate value of the Company's purchases of crude oil during the year ending 31 December, 2001 will amount to RMB8,839,650,000 (approximately HK$8,261,355,140), representing approximately 66% of the Company's turnover in 2000 of RMB13,396,247,000 (approximately HK$12,519,857,009) and approximately 164% of the net tangible assets of the Company in 2000 of RMB5,397,374,000 (approximately HK$5,044,274,766). Such percentage formed part of the basis for determining the annual cap for the waiver in respect of the purchase of crude oil.

Taking into account possible fluctuations in the price of crude oil and increase in the processing volume over the course of the next few years, the Board expects that the value of the Company's purchases of crude oil will increase accordingly in the period up to 2004. The annual aggregate value of the Company's purchases of crude oil in each of the three financial years ending on or before 31 December, 2004 is not expected to exceed 70% of its annual turnover in the relevant financial year. This annual cap is based on the Company's estimated amount of purchases of crude oil in 2001 and projected consumption of crude oil in the period up to 2004.

Purchase of production materials (naphtha, benzene, methanol and other miscellaneous production materials)

In addition to crude oil, the Company requires other raw materials for its production process. The Company purchases most of its production material requirements such as naphtha, benzene and methanol from PetroChina. The quantity, aggregate cost and percentage of turnover of the

Company's consumption of these production materials for each of the two years ended 31 December, 2000 and estimated amounts for the year ending 31 December, 2001 are set forth below:

Consumption and purchases of production materials from PetroChina

Production materials	Year ended 31 December, 1999 Quantity ('000 tonnes)	Cost (RMB'000)	Percentage of turnover	Year ended 31 December, 2000 Quantity ('000 tonnes)	Cost (RMB'000)	Percentage of turnover	Year ending 31 December, 2001* Quantity ('000 tonnes)	Cost (RMB'000)	Percentage of turnover
Naphtha	299.19	444.988	4.2	194	428.748	3.2	370	684.130	5.1
Benzene	7.505	13.464	0.1	24	85.724	0.64	45	119.250	0.9
Methanol	27.73	30.761	0.3	31	47.667	0.35	42	64.386	0.5
Steam and others	-	-	-	-	67.230	0.5	600	121.574	0.9
Total	334.43	489.213	4.6	249	629.369	4.69	1.057	989.340	7.4

* *estimated amounts only (based on actual cost during the period from 1 January, 2001 to 30 June, 2001 and estimate cost from 1 July, 2001 to 31 December, 2001)*

The purchase of production materials is, and will continue to be, conducted at the prevailing market prices and on terms and conditions negotiated between the Company and PetroChina on an arm's length basis.

Naphtha is used by the Company as a substitute for crude oil as cracking feedstock in the Company's production of ethylene products. The Company therefore expects to purchase 370.000 tonnes of naphtha during the year ending 31 December, 2001, as compared with 193.969 tonnes in 2000.

Benzene is used by the Company for the production of styrene and aniline. The Board expects that the total consumption of benzene during the year ending 31 December, 2001 will be approximately 150.000 tonnes, of which up to 45.000 tonnes (approximately 30% of its requirement) will be purchased from PetroChina. The estimated increase in consumption of benzene during the year ending 31 December, 2001 is due to the commencement of operations of certain styrene production facilities.

Methanol is used by the Company for the production of formaldehyde and other petrochemical products. Before 31 December, 1998, all of the Company's consumption of methanol was produced by the Company's processing plants. Due to the decreasing market price of methanol, which has fallen below the Company's cost of production of methanol, the Company has decided to purchase all of its methanol requirements from PetroChina.

Other production materials mainly include steam and other production materials. PetroChina provides all the steam consumed by the 300,000 t/a ethylene unit of the Company. Steam purchases are priced based on terms and conditions negotiated in the ordinary course of business of the Company.

Based on the estimated unit price and the estimated quantity of purchase of each type of production materials, the Board expects that the aggregate value of the Company's purchases of production materials during the year ending 31 December, 2001 will amount to RMB989,340,000 (approximately HK$924,616,822), representing approximately 7.4% of the Company's turnover in

2000 of RMB13,396,247,000 (approximately HK$12,519,857,009) and approximately 18.3% of the net tangible assets of the Company in 2000 of RMB5,397,374,000 (approximately HK$5,044,274,766). Such percentage formed part of the basis for determining the annual cap for the waiver in respect of the purchase of production materials.

As the expansion project for the 300,000 t/a ethylene unit is expected to be completed this year, the purchase of naphtha is expected to increase from the estimated 370,000 tonnes in 2001 to 1,200,000 tonnes in 2004. As a result, the Board expects that the purchase of production materials will also increase accordingly. The annual aggregate value of the Company's purchases of production materials in each of the three financial years ending on or before 31 December, 2004 is not expected to exceed 17% of its annual turnover in the relevant financial year. This annual cap is based on the Company's current production level, the estimated amount of purchases of production materials in 2001 and an anticipated increase in the price of crude oil which is expected to affect the prices of these production materials.

Sale of petroleum products (gasoline and diesel oil)

SDPC sets the domestic guidance prices for gasoline and diesel oil with reference to FOB Singapore, Rotterdam and New York prices, including import costs, insurance, freight and other ancillary costs. When the fluctuation in the monthly weighted average prices of gasoline and diesel in the Singapore, Rotterdam and New York markets exceeds a certain amount, the prices of domestic petroleum products will be adjusted accordingly. PetroChina may set the retail price within 8% of the published guidance prices.

Historically, approximately 95% of the Company's gasoline and diesel oil were sold to petroleum sales companies located in northeastern China, which are now consolidated into CPSC. CPSC has been one of the Company's major and long-standing customers since the date of establishment of the Company as a joint stock limited company in December 1994. After the Restructuring, CPSC became the only entity that is authorised to purchase and distribute gasoline and diesel oil in northeastern China. As a result, the Company can only sell its gasoline and diesel oil to CPSC. The Board considers such sale of gasoline and diesel oil to be beneficial to the Company.

Details of the Company's sale of gasoline and diesel oil to CPSC for the two years ended 31 December, 2000 and estimated sales for the year ending 31 December, 2001 are set out below:

Sales of gasoline and diesel oil to CPSC

	Year ended 31 December, 1999			Year ended 31 December, 2000			Year ending 31 December, 2001*		
	Quantity *(tonnes)*	Sale *(RMB million)*	Percentage of turnover	Quantity *(tonnes)*	Sale *(RMB million)*	Percentage of turnover	Quantity *(tonnes)*	Sale *(RMB million)*	Percentage of turnover
Gasoline	807,760	1,481	14	805,805	1,833	10.8	843,870	2,348	17.5
Diesel oil	943,080	1,729	16.38	1,002,261	2,407	13.9	1,019,040	2,784	20.3
Total	1,750,840	3,210	30.38	1,808,066	4,240	24.7	1,862,910	5,132	38.3

* *estimated amount only (based on actual sales during the period from 1 January, 2001 to 30 June, 2001 and estimate sales from 1 July, 2001 to 31 December, 2001)*

(12)

Based on the estimated unit price and the estimated quantity of sale of gasoline and diesel oil, the Board expects that the aggregate value of the Company's sales of gasoline and diesel oil during the year ending 31 December, 2001 will amount to RMB5,132,507,000 (approximately HK$4,796,735,514), representing approximately 38.3% of the Company's turnover in 2000 of RMB13,396,247,000 (approximately HK$12,519,857,009) and approximately 95.1% of the net tangible assets of the Company in 2000 of RMB5,397,374,000 (approximately HK$5,044,274,766). Such percentage formed part of the basis for determining the annual cap for the waiver in respect of the sales of gasoline and diesel oil.

Following the increase in the processing volume of crude oil and the improvement of the production process of residue oil, the Board expects the volume of gasoline and diesel oil to increase from the estimated 1,860,000 tonnes in 2001 to 2,210,000 tonnes in 2004 accordingly. The annual aggregate value of the Company's sales of gasoline and diesel oil in each of the three financial years ending on or before 31 December, 2004 is not expected to exceed 55% of its annual turnover in the relevant financial year. This annual cap is based on the current demand of the sale of gasoline and diesel oil, the estimated amount of sales of gasoline and diesel oil in 2001 and an anticipated increase in the level of sales.

Sale of Petrochemical Products

The quantity, aggregate value and percentage of turnover of the Company's sales of Petrochemical Products for each of the two years ended 31 December, 2000 are set forth below:

Sales of Petrochemical Products for each of the two years ended 31 December, 2000

Petro-Chemical Products	Year ended 31 December, 1999			Year ended 31 December, 2000		
	Quantity *('000 tonnes)*	Value *(RMB'000)*	Percentage of turnover	Quantity *('000 tonnes)*	Value *(RMB'000)*	Percentage of turnover
Acetic Acid	10.439	27,142	0.3	4.184	14,183	0.1
Propylene	N/A	N/A	N/A	86	301,592	2.25
1-Butane	2.757	16,542	0.2	13.47	74,581	0.56
Xylene	30	76,923	0.7	32	84,669	0.63
Liquid Ammonia	2.038	2,944	0.03	1.03	1,312	0.01
Residual Oil	29.276	45,495	0.4	18	21,185	0.16
Ethylene	N/A	N/A	N/A	244	1,659,822	12.39
Butadiene	N/A	N/A	N/A	15	84,377	0.63
Styrene	N/A	N/A	N/A	63	532,907	3.98
7#Fuel Oil	N/A	N/A	N/A	18	30,222	0.2
Others	N/A	N/A	N/A	N/A	111,537	0.8
Total	74.51	169,046	1.63	494.7	2,916,387	21.71

(13)

Details of the estimated sales of Petrochemical Products to PetroChina during the year ending 31 December, 2001 are set forth below:

Estimated sales of Petrochemical Products to PetroChina for the year ending 31 December, 2001

Petrochemical Products	Estimated quantity ('000 tonnes)	Estimated unit price (RMB/tonne)	Estimated amount (RMB'000)	Estimated percentage of 2001 turnover	Pricing policy
Acetic Acid	132.24	3,418	456,996	3.4	Market Price
Propylene	27.3	3,170	95,823	0.7	Market Price
1-butane	22	5,400	118,800	0.9	Market Price
Xylene	42.58	2,900	123,482	0.9	Market Price
Fuel Oil	5,448	1,238	674,462	5.0	Market Price
Styrene	85.47	4,400	376,068	2.8	Market Price
Ethylene	247	4,800	1,185,600	8.9	Market Price
Butadiene	19.3	5,200	100,360	0.7	Market Price
n-xylene	114.57	3,358	384,276	2.9	Market Price
Others	–	–	200,944	1.5	Market Price
Total	6,153.46		3,737,601	27.9	

The sale of Petrochemical Products is, and will continue to be, conducted at the prevailing market prices, and on terms and conditions negotiated between the Company and PetroChina on an arm's length basis. Because of the adjustment of production mix, the Company discontinued the sale of liquid ammonia.

Based on the estimated unit price and the estimated quantity of sales of each type of Petrochemical Products, the Board expects that the aggregate value of the sales of Petrochemical Products during the year ending 31 December, 2001 will amount to RMB3,737,601,000 (approximately HK$3,493,085,000), representing approximately 27.9% of the Company's turnover in 2000 of RMB13,396,247,000 (approximately HK$12,519,857,009) and approximately 69.2% of the net tangible assets of the Company in 2000 of RMB5,397,374,000 (approximately HK$5,044,274,766). Such percentage formed part of the basis for determining the annual cap for the waiver in respect of the sales of Petrochemical Products.

Following the reorganisation of CNPC, certain production facilities using the Company's products as raw materials, owned by Jilin Group were transferred to PetroChina. As a result, the transactions between the Company and PetroChina in relation to the sales of Petrochemical Products increased significantly. The annual aggregate value of the Company's sales of Petrochemical Products in each of the three financial years ending on or before 31 December, 2004 is not expected to exceed 33% of its annual turnover in the relevant financial year. This annual cap is based on the Company's current production level, the estimated amount of sales of Petrochemical Products in 2001 and the projected increase in the sales of Petrochemical Products.

As the on-going connected transactions will be conducted in the ordinary and usual course of business of the Company, the consideration for such transactions will be settled by cash when such transaction occurs.

(14)

REASONS AND BENEFITS

The PRC Government is responsible for the allocation of all domestically produced crude oil to domestic crude oil users. In the case of the Company, its allocation of crude oil is mainly sourced from the Oilfields because of the proximity of the Oilfields and the good quality of crude oil supplied by the Oilfields, which is suitable for the production requirements of the Company. The Oilfields are major oilfield operators in northeastern China and have been designated as the main suppliers of crude oil to all crude oil users in the same region. This closely located source of crude oil is an important operating advantage of the Company. As disclosed in the Circulars, the Company has constructed a network of crude oil pipelines which connect the Oilfields to the Company's processing plants, delivering approximately 80% of its annual crude oil consumption from the Oilfields. With these arrangements in place, the Oilfields provide an efficient supply of crude oil to meet the Company's production requirements. The Company has not experienced any material disruption to its supply of crude oil.

The sale of Petrochemical Products and the purchase of production materials are conducted in the ordinary and usual course of business of the Company. Due to the long-term relationships between the Company and the relevant subsidiary of PetroChina, the Board believes that it will be beneficial to the Company to continue the businesses with them.

TERMS AND CONDITIONS OF THE WAIVERS BEING SOUGHT

The aggregate value of each of the abovementioned type of on-going transactions in each of the three years from 1 January, 2002 to 31 December, 2004 is expected to exceed 3% of the Company's net tangible assets of the relevant financial year and these transactions constitute connected transactions of the Company which, to the extent of such excess amount, would normally require disclosure by way of press announcement and prior approval of the independent Shareholders each time such transaction occurs pursuant to Chapter 14 of the Listing Rules.

As the on-going connected transactions will be conducted in the ordinary and usual course of business of the Company and are expected to occur frequently, the Board considers that it will not be practical to make disclosure and to obtain prior approval of the independent Shareholders on the occurrence of such transaction. The Company will therefore apply to the Stock Exchange for waivers upon the following terms and conditions:–

(a) details of the transactions, including the date, the identity of the parties, a brief description of the transactions and their purposes, the consideration, the nature of the parties' relationship and the extent of interest of the connected persons, as set out in rule 14.25(1)(A) through (D) of the Listing Rules, shall be disclosed in the Company's annual report in each successive period;

(b) the Independent Directors shall review annually the transactions and confirm in the Company's annual report that:

   (i) the transactions have been entered into in the ordinary and usual course of business of the Company;

   (ii) the transactions have been entered into on terms that are fair and reasonable so far as the Independent Shareholders are concerned;

(iii) the transactions have been entered into on normal commercial terms and either (1) in accordance with the terms of the agreement governing such transactions or (2) (where there is no such agreement) on terms no less favourable than terms available to third parties; and

(iv) where applicable, the transactions have been entered into within the proposed limits stated in condition (e) below;

(c) the auditors of the Company shall review annually the transactions, details of which shall be set forth in the Company's annual report and accounts and confirm in the Company's annual report as well as provide the Directors with a letter (a copy of which will be provided to the Stock Exchange) stating that:

(i) the transactions have been duly approved by the Board; and

(ii) the transactions have been conducted in the manner as stated in paragraph (b) (iii) and (iv) above.

The Company will notify the Stock Exchange as soon as possible if the auditors decline to conduct the review or are unable to provide the letter mentioned in this clause C.

(d) that Independent Shareholders approve the connected transactions at the Extraordinary General Meeting;

(e) in relation to the sale transactions and purchase transactions, the total annual revenue or expenditure in respect of each of these category of transactions will not exceed the proposed annual limits set out in the following table:

Category of Connected Transactions	Proposed annual limit
Purchase of crude oil from PetroChina	70%
Purchase of production materials (naphtha, benzene, methanol and other miscellaneous production materials) from PetroChina	17%
Sale of petroleum products (gasoline and diesel oil) to PetroChina	55%
Sale of Petrochemical Products to PetroChina	33%

The Company undertakes to give its auditors access to review its accounting records for the purpose of the auditors' review as stated in clause (c) above.

16

The Stock Exchange has indicated that if any of the material terms of the agreements or arrangements referred to above are altered (unless as provided for under the terms of the relevant agreement or arrangement) or if the Company and its subsidiaries enters into any new agreements or arrangements with any connected persons (within the meaning of the Listing Rules) in the future under which the aggregate consideration paid or payable by the Company and its subsidiaries in each year exceeds the limits referred to above, the Company must comply with the provisions of the Listing Rules dealing with connected transactions unless it applies for and obtains a separate waiver from the Stock Exchange.

GENERAL

The Company will propose to amend article 3 and 11 of the Company's articles of association as described in the notice of Extraordinary General Meeting as set out on pages 24 to 27 of this circular.

RECOMMENDATION

Your attention is drawn to the letter from the Independent Board Committee and the letter of DBS Asia which is set out on pages 14 and 15 of this circular. The Independent Board Committee, having taken into account the advice of DBS Asia, considers that the terms and conditions of the on-going connected transactions are fair and reasonable so far as the Independent Shareholders are concerned and are in the interest of the Company. Accordingly, the Independent Board Committee recommends the Independent Shareholders to vote in favour of the ordinary resolutions in relation to the connected transactions to be proposed at the Extraordinary General Meeting.

EXTRAORDINARY GENERAL MEETING

Set out on pages 24 to 27 of this circular is a copy of the notice convening the Extraordinary General Meeting which was despatched to the Shareholders. Ordinary and special resolutions to approve connected transactions, the amendment to the articles of association and the Waiver will be proposed at the Extraordinary General Meeting.

PetroChina, being the controlling shareholder of the Company, holding approximately 67.29% of the share capital of the Company at the Latest Practicable Date, and its associates (as defined in the Listing Rules) will abstain from voting in respect of the ordinary resolutions for the connected transactions to be proposed at the Extraordinary General Meeting.

By order of the Board
Jiao Haikun
Chairman

JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED

吉林化學工業股份有限公司

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

6 December, 2001

To the Independent Shareholders

Dear Sir or Madam,

We refer to the circular (the "Circular") dated 6 December, 2001 despatched to the Shareholders of which this letter forms part. Unless the context requires otherwise, terms and expressions defined in the Circular shall have the same meanings as in this letter.

We have been appointed by the Board to advise the Independent Shareholders on whether the connected transactions are fair and reasonable so far as the Independent Shareholders are concerned.

We wish to draw your attention to the letter of advice issued by DBS Asia which is set out on pages 15 to 23 of this Circular.

Having considered the principal factors considered by DBS Asia and the advice issued by DBS Asia, we are of the opinion that the terms and conditions of the connected transactions are fair and reasonable so far as the Independent Shareholders are concerned and are in the interest of the Company. Accordingly, we recommend the Independent Shareholders to vote at the Extraordinary General Meeting in favour of the ordinary resolutions to approve the connected transactions together with their respective annual caps under the Waiver.

Yours faithfully,

Zhao Yongjin
Independent Non-executive Director

Venantius Tan
Independent Non-executive Director

(18)

The following is the text of a letter of advice to the Independent Board Committee from DBS Asia for the purpose of incorporation into this circular:–

DBS ASIA CAPITAL LIMITED

16th Floor
Man Yee Building
68 Des Voeux Road Central
Hong Kong

6 December, 2001

To: The Independent Board Committee

Dear Sirs,

CONNECTED TRANSACTIONS WITH PETROCHINA

INTRODUCTION

We refer to our appointment as the independent financial adviser to advise the Independent Board Committee in respect of certain sales and purchase transactions (collectively, the "Transactions") between the Group and PetroChina which constitute connected transactions (within the meaning of the Listing Rules) for the Company. Based on the representations of the Directors and the information set forth under the "Letter from the Chairman" in the Company's circular (the "Circular") to the Independent Shareholders dated 6 December, 2001, in which this letter forms part, we understand that the Transactions may be broadly classified into the following four categories:–

(a) purchase of crude oil from PetroChina;

(b) purchase of production materials (naphtha, benzene, methanol and other miscellaneous production materials) from PetroChina;

(c) sales of petroleum products (gasoline and diesel oil) to PetroChina; and

(d) sales of the Petrochemical Products to PetroChina.

Unless the context requires otherwise, capitalised terms used in this letter shall have the same meanings as defined in the Circular.

Pursuant to the Listing Rules, the Transactions constitute connected transactions (within the meaning of the Listing Rules) for the Company. Accordingly, the Transactions are subject to approval of the Independent Shareholders at the Extraordinary General Meeting. In this connection, the Company is required to despatch the Circular which contains, *inter alia*, information relating to the Transactions, the recommendation from the Independent Board Committee and this advice letter from DBS Asia acting as the independent financial adviser to the Independent Board Committee.

BASIS OF OUR OPINION

In formulating our opinion, we have relied on the representations of the Directors and the information and the representations contained in the Circular. We have assumed that all such information and representations were true and correct at the time they were made and continue to be true as at the date of the Circular.

We have also assumed that all statements of belief, opinion and intention made by the Directors, whether they are contained in the Circular or not, were reasonably made after due enquiry.

We have not conducted an independent in-depth investigation into the business, affairs or financial position of any member of the Group, PetroChina, CNPC or any of their respective subsidiaries or associated companies.

We consider that we have reviewed sufficient information to reach an informed view on the terms of the Transactions, to justify reliance on the accuracy of the information and representations provided by the Directors and to provide a reasonable basis for our opinion. We have no reason to suspect that any material facts have been omitted or withheld from the information and representations contained or opinions expressed in the Circular, nor to doubt the truth, accuracy and completeness of the information and representations provided to us by the Directors.

The Directors collectively and individually accept full responsibility for the accuracy of the information and representations contained in the Circular and they have confirmed, having made all reasonable enquiries, that, to the best of their knowledge and belief, there are no other facts the omission of which would make any statement in the Circular misleading.

PRINCIPAL FACTORS CONSIDERED

The following sets forth the principal factors we have considered in giving our opinion on each of the Transactions:–

Purchase of crude oil from PetroChina

Crude oil is one of the principal raw materials required by the Group for its production. The Group sources crude oil from oilfields located in the northeastern part of the PRC which are currently owned and operated by PetroChina. During each of the two financial years ended 31 December, 2000, the aggregate amount of purchase of crude oil from PetroChina amounted to approximately RMB5,658.5 million (equivalent to approximately HK$5,288.3 million) and approximately RMB7,930.1 million (equivalent to approximately HK$7,411.3 million), respectively, representing approximately 53.6 per cent. and approximately 59.2 per cent. of the turnover of the Group in each of these financial years. The estimated amount of purchase of crude oil for the financial year ending 31 December, 2001 is expected to be approximately RMB8,839.7 million (equivalent to approximately HK$8,261.4 million). All these purchases are subject matters of a waiver granted to the Company by the Stock Exchange on 20 April, 1999, particulars of which are set forth in the Company's circular dated 18 January, 1999. Such waiver will expire on 31 December, 2001.

In light of the foregoing, the Directors propose to seek a waiver, upon the same terms and conditions as the existing waiver except for the annual cap, from strict compliance with the announcement and shareholders' approval requirements as provided in the Listing Rules in respect of the Group's purchase of crude oil from PetroChina. In giving our opinion on the Group's purchase of crude oil from PetroChina, we have considered the following factors:–

Existing business relationship with PetroChina

Historically, the Group had purchased all of its crude oil from oilfields in the northeastern part of the PRC which were transferred to PetroChina pursuant to the reorganisation of CNPC. As such, the Directors believe, and we agree with them, that the Group's purchase of crude oil from PetroChina is part of its ordinary course of business. Because of the production requirement of the Group, the bulky nature of crude oil and the established pipeline network between the Group and the oilfields in the northeastern part of the PRC currently owned and operated by PetroChina, the Directors have further advised that the Group will continue to purchase crude oil from oilfields in the northeastern part of the PRC currently owned and operated by PetroChina. The Directors also believe, and we agree with them, that there are no other commercially viable sources of crude oil that may be available to the Group.

Pricing of crude oil is not an issue

Although the Group relies heavily on the supply of crude oil from PetroChina, the Directors have advised that prices of crude oil purchased by the Group are based on SDPC monthly guidance prices for domestic crude oil with reference to international prices of crude oil of similar grade. We understand from the Directors that the rationale for such arrangement is to ensure that onshore crude oil in the PRC will generally be priced at the same level as the imported crude oil. The Directors have also advised that all purchases are charged on the same pricing basis by PetroChina for the type of crude oil plus a mark-up within a stipulated range of 10 per cent. of the published SDPC guidance price to reflect the amount of transportation costs, the differences in quality and the market supply and demand. The Directors considers that this arrangement is reasonable. With such arrangement in place, we consider that the pricing mechanism for the crude oil purchased by the Group from PetroChina reflects the international prices of crude oil and that the amount required to be paid by the Group is fair and reasonable.

Close proximity with the Group

The oilfields from which the Group purchases crude oil are principal oilfields in the northeastern part of the PRC currently owned and operated by PetroChina. These oilfields have been designated as the main suppliers of crude oil to all crude oil users (including the Group) in the region.

The Directors believe that such closely located source of crude oil is indeed a competitive advantage of the Group. As disclosed in the Circular, there is an established pipeline network for delivering crude oil from those oilfields to the Group's processing plants. On this basis, should the Group be required to purchase crude oil from other oilfields than those in the northeastern part of the PRC, the Group has to use other mode of delivery which is expected to be costly and hence, not in the best interest of the Group. The Directors have also advised that the Group has not experienced any material disruption to the supply of crude oil from oilfields in the northeastern part of the PRC currently owned and operated by PetroChina. On this basis, the Directors consider, and we agree with them, that sourcing crude oil from the oilfields in the northeastern part of the PRC currently owned and operated by PetroChina provides an efficient and reliable supply of crude oil to meet the production requirement of the Group.

Suitable grading and quality of crude oil for the production requirement of the Group

We understand from the Directors that the Group's production facilities are designed to use crude oil of specific grading and quality. The Directors have advised that the oilfields in the northeastern part of the PRC currently owned and operated by PetroChina are the only major suppliers of such type of crude oil in the region. The Directors have confirmed that they have been satisfied with the quality of the crude oil supplied by the oilfields in the northeastern part of the PRC currently owned and operated by PetroChina.

Same terms and conditions as the existing waiver

We understand from the Directors that, save as the annual cap, particulars of which are discussed below, the terms and conditions of the waiver sought in respect of the Group's purchase of crude oil from PetroChina are identical to that of the existing waiver granted by the Stock Exchange to the Company on 20 April, 1999.

Purchase of production materials (naphtha, benzene, methanol and other miscellaneous production materials) from PetroChina

The production materials purchased by the Group from PetroChina include naphtha, benzene, methanol and other miscellaneous production materials, and all these are necessary for the production requirement of the Group. During each of the two financial years ended 31 December, 2000, the aggregate amount of such production materials purchased from PetroChina amounted to approximately RMB489.2 million (equivalent to approximately HK$457.2 million) and approximately RMB629.4 million (equivalent to approximately HK$588.2 million), respectively, representing approximately 4.6 per cent. and approximately 4.7 per cent. of the turnover of the Group in each of these financial years. The estimated amount of purchase of the production materials for the financial year ending 31 December, 2001 is expected to be approximately RMB989.3 million (equivalent to approximately HK$924.6 million). All these purchases are subject matters of a waiver granted to the Company by the Stock Exchange on 29 July, 1999, particulars of which are set forth in the Company's circular dated 5 July, 1999. Such waiver will expire on 31 December, 2001.

In light of the foregoing, the Directors propose to seek a waiver, upon the same terms and conditions as the existing waiver except for the annual cap, from strict compliance with the announcement and shareholders' approval requirements as provided in the Listing Rules in respect of its purchase of the production materials from PetroChina. In giving our opinion on the purchase of the production materials from PetroChina, we have considered the following factors:-

Existing business relationship with PetroChina

The Group's purchase of the production materials from PetroChina are transactions conducted by the Group and PetroChina in their respective ordinary course of business. The Directors have advised that such purchasing transactions, like purchase of crude oil by the Group from PetroChina, are on-going transactions of the Group for its production requirement. Such purchasing transactions are not new transactions conducted between the Group and PetroChina (or the relevant suppliers before the reorganisation of CNPC) but have been in existence since the establishment of the Company in December 1994. The production materials are necessary for the production requirement of the Group, and the Directors have advised that the Group will continue to purchase the production materials from PetroChina because of the facts that the transactions are conducted on normal terms and that the productions facilities of PetroChina for such production materials are in the vicinity of the Group.

Pricing of the production materials

The Directors have further advised that the Group's purchase of the production materials are, and will continue to be, conducted at the prevailing market prices and on terms and conditions negotiated between the Company and PetroChina on an arm's length basis. Based on this representation, together with other terms and conditions of the waiver sought, we consider that the amount required to be paid for the purchase of the production materials from PetroChina is fair and reasonable.

Close proximity with the Group

The Directors have advised that almost all major petrochemical companies in the northeastern part of the PRC are direct or indirect subsidiaries of PetroChina. The Directors have further advised, and we agree with them, that it is in the interest of the Group if it can source the production materials from suppliers in the vicinity because of the bulky nature of the production materials and the transportation cost involved.

Same terms and conditions as the existing waiver

We understand from the Directors that, save as the annual cap, particulars of which are discussed below, the terms and conditions of the waiver sought in respect of the Group's purchase of the production materials from PetroChina are identical to that of the existing waiver granted to the Company by the Stock Exchange on 29 July, 1999.

Sales of petroleum products (gasoline and diesel oil) and the Petrochemical Products to PetroChina

Gasoline and diesel oil are principal products of the Group. During each of the two financial years ended 31 December, 2000, the Group's sales of gasoline and diesel oil to CPSC amounted to approximately RMB3,210 million (equivalent to approximately HK$3,000 million) and approximately RMB4,240 million (equivalent to approximately HK$3,962.6 million), respectively, representing approximately 30.4 per cent. and approximately 24.7 per cent. of the turnover of the Group in each of these financial years. The estimated amount of sales of gasoline and diesel oil for the financial year ending 31 December, 2001 is expected to be approximately RMB5,132 million (equivalent to approximately HK$4,796.3 million). All these sales are subject matters of a waiver granted to the Company by the Stock Exchange on 20 April, 1999, particulars of which are set forth in the Company's circular dated 18 January, 1999. Such waiver will expire on 31 December, 2001.

The Group also produced the Petrochemical Products. During each of the two financial years ended 31 December, 2000, the Group's sales of the Petrochemical Products to PetroChina amounted to approximately RMB169.0 million (equivalent to approximately HK$157.9 million) and approximately RMB2,916.4 million (equivalent to approximately HK$2,725.6 million), respectively, representing approximately 1.6 per cent. and approximately 21.7 per cent. of the turnover of the Group in each of these financial years. The estimated amount of sales of the Petrochemical Products for the financial year ending 31 December, 2001 is expected to be approximately RMB3,737.6 million (equivalent to approximately HK$3,493.1 million). All these sales are subject matters of a waiver granted to the Company by the Stock Exchange on 11 May, 1995 and 20 April, 1999, particulars of which are set forth in the Prospectus and the Company's circular dated 18 January, 1999, respectively. Pursuant to a confirmation of the Stock Exchange dated 5 September, 2000, both of these waivers will continue to be valid despite the reorganisation of CNPC. The waiver dated 20 April, 1999 will expire on 31 December, 2001.

In light of the foregoing, the Directors propose to seek a waiver, upon the same terms and conditions as the existing waiver except for the annual cap, from strict compliance with the announcement and shareholders' approval requirements as provided in the Listing Rules in respect of the Group's sales of gasoline, diesel oil and the Petrochemical Products to PetroChina. In giving our opinion on these transactions, we have considered the following factors:–

Existing business relationship with PetroChina

We understand from the Directors that, historically, approximately 95 per cent. of the Group's sales of gasoline and diesel oil was sold to petroleum sales companies located in the northeastern part of the PRC under the control of CPSC. CPSC is a wholly-owned subsidiary of PetroChina and hence a connected person (within the meaning of the Listing Rules) of the Company. The Directors have further advised that CPSC has been one of the Group's major and long-standing customers of the Group since the date of establishment of the Company in December 1994.

We understand from the Directors that the Group also sells to PetroChina the Petrochemical Products. The Group conducted these sales transactions in its ordinary course of business.

Lack of alternatives

After the Restructuring, CPSC became the only entity that is authorised to purchase and distribute gasoline and diesel oil in the northeastern part of the PRC. As a result, the Group has no other alternatives but to sell its gasoline and diesel oil to CPSC. On this basis, the Directors have advised, and we agree with them, that the sales of gasoline and diesel oil to CPSC, upon such terms and conditions as stated below, are beneficial to the Group.

Pricing of gasoline, diesel oil and the Petrochemical Products is not an issue

We are given to understand that the terms of sales of gasoline and diesel oil to CPSC are based on the domestic guidance prices set by SDPC with reference to Singapore, Rotterdam and New York free-on-board prices. PetroChina may set the retail price within eight per cent. of the published guidance prices. The Directors have also advised that CPSC pays the same respective prices for all gasoline and diesel oil of the same quality produced in Jilin province, the PRC. Hence the Directors believe, and we agree with them, that the terms of sales of gasoline and diesel oil are beneficial to the Group.

The sales of the Petrochemical Products by the Group to PetroChina is, and will continue to be, conducted at the prevailing market prices, and on terms and conditions negotiated between the Group and PetroChina on an arm's length basis. Hence the Directors believe, and we agree with them, that the terms of sales of the Petrochemical Products are beneficial to the Group.

Close proximately with the Group

Sales of the Petrochemical Products by the Group to PetroChina are on-going transactions conducted in the ordinary course of business of the Group. Following the reorganisation of CNPC, certain production facilities using the Petrochemical Products as raw materials owned by Jilin Group, such as the production facilities using ethylene as principal raw materials, were transferred to PetroChina. As a result, the transactions between the Group and PetroChina in relation to the sales of the Petrochemical Products increased significantly. As the terms of sales of the Petrochemical Products are based on the market prices, the Directors have advised, and we agree with them, that the sales of the Petrochemical Products to PetroChina are beneficial to the Group.

In addition, almost all major petrochemical companies in the northeastern part of the PRC are direct or indirect subsidiaries of PetroChina following the reorganisation of CNPC. Since the Petrochemical Products are all intermediate petrochemical products with users being other petrochemical companies and most of the Group's petrochemical products are transported by rail, it would be in the interest of the Group if it can secure customers nearby in order to minimise the transportation costs. Therefore, the Group has been selling and will continue to sell the Petrochemical Products to PetroChina.

Same terms and conditions as the existing waivers

We understand from the Directors that, save as the annual caps, particulars of which are discussed below, the terms and conditions of the waiver sought are identical to that of the existing waivers granted to the Company by the Stock Exchange on 20 April, 1999 and 29 July, 1999. All these sales are subject matters of waivers granted by the Stock Exchange on 11 May, 1995, 20 April, 1999 and 29 July, 1999, particulars of which are set forth in the Prospectus and the Company's circulars dated 18 January, 1999 and 5 July, 1999.

ANNUAL CAPS FOR THE CONNECTED TRANSACTIONS

General

The Directors have advised that, in deriving the annual caps for the Transactions, they have made certain assumptions, including:–

(a) there will be no material changes in existing government policies or political, legal (including changes in legislation or regulations or rules), fiscal or economic conditions in the PRC or countries to which the Group exports its products;

(b) there will be no material delay in the production schedule of the Group or material changes in the production process of the Group due to unfavourable weather or any material unforeseeable accident or act of god; and

(c) there will be no material changes in the prices for crude oil and the Group's products or the market demand for the Group's products.

We have also discussed with the Directors regarding the bases and assumptions upon which the annual caps for the Transactions have derived and have no reason to believe that such bases and assumptions made by the Group are not reasonable basis and assumptions. On the basis of the foregoing and the bases and assumptions made by the Group, we have formed the opinion that the annual caps for the Transactions have been made after due and careful enquiry.

The existing annual caps as percentage of turnover of the Group and the proposed annual caps for the period ending 31 December, 2004 for each of the Transactions are set forth below:–

Category of connected transactions	Existing annual caps as percentage of the Group's turnover	Proposed annual caps as percentage of the Group's turnover
Purchase of crude oil from PetroChina	65 per cent.	**70 per cent.**
Purchase of production materials (naphtha, benzene, methanol and other miscellaneous production materials) from PetroChina	13 per cent.	**17 per cent.**
Sales of petroleum products (gasoline and diesel oil) to PetroChina	52 per cent.	**55 per cent.**
Sales of the Petrochemical Products to PetroChina	32 per cent.	**33 per cent.** *

* *The proposed annual cap includes the sales of ethylene by the Group to PetroChina.*

Annual cap for purchase of crude oil from PetroChina

We understand from the Directors that the annual cap for purchase of crude oil from PetroChina is based on the Directors' estimate of the amount of purchase of crude oil for the financial year ending 31 December, 2001, the anticipated fluctuation in the price of crude oil and the estimated consumption of crude oil by the Group in the period up to 31 December, 2004. As disclosed in the section headed "Summary of connected transactions" in the "Letter from the Chairman" in the Circular, the estimated amount of the Group's purchase of crude oil during the financial year ending 31 December, 2001 will account for approximately 66 per cent. of the Group's turnover in 2000. The proposed annual cap only represents an increase of approximately 6.1 per cent. as compared with the percentage of such estimated amount of the Group's purchase and approximately 7.7 per cent. as compared with the existing annual cap of 65 per cent. On this basis, we consider that the level of the proposed annual cap is reasonable in light of the factors mentioned above.

Annual cap for purchase of production materials (naphtha, benzene, methanol and other miscellaneous production materials) from PetroChina

We understand from the Directors that the annual cap for purchase of production materials (naphtha, benzene, methanol and other miscellaneous production materials) is based on the Group's current and planned production level, the estimated amount of purchases of the production materials for the financial year ending 31 December, 2001 and an anticipated fluctuation in the price of crude oil which will affect the prices of the production materials generally. As disclosed in the section headed "Summary of connected transactions" in the "Letter from the Chairman" in the Circular, the estimated amount of the Group's purchase of the production materials during the financial year ending 31 December, 2001 will account for approximately 7.4 per cent. of the Group's turnover in 2000. We understand from the Directors that the proposed annual cap of approximately 17 per cent. has taken into consideration the expansion project of the Group for the 300,000 t/a ethylene unit to be completed in November 2001 which will increase the consumption of naphtha by the Group. The required naphtha will be purchased from PetroChina. Hence the Directors expect the aggregate purchase of the production materials to increase accordingly.

The proposed annual cap represents an increase of approximately 30.8 per cent. as compared with the existing annual cap of 13 per cent. Given the anticipated increase in consumption of naphtha for the production requirement of the Group due to the above mentioned expansion project, we consider that the such increment is reasonable.

Annual caps for sales of petroleum products (gasoline and diesel oil) and the Petrochemical Products to PetroChina

The proposed annual cap for sales of gasoline and diesel oil is based on the current demand of the sale of gasoline and diesel oil, the estimated amount of sales of gasoline and diesel oil of the Group for the financial year ending 31 December, 2001 and an anticipated increase in the level of sales. As disclosed in the section headed "Summary of connected transactions" in the "Letter from the Chairman" in the Circular, the estimated amount of the Group's sales of gasoline and diesel oil during the financial year ending 31 December, 2001 will account for approximately 38.3 per cent. of the Group's turnover in 2000. Following the increase in the processing capacity of crude oil and improvement in the production process of residue oil, the Directors expect the sales volume of gasoline and diesel oil to increase to approximately 2.2 million tonnes in 2004. The proposed annual cap represents an increase of approximately 5.8 per cent. as compared with the existing annual cap of 52 per cent. Given the anticipated increase in sales and improvements in the production facilities of the Group, we consider that the such increment is reasonable. We also consider that the level of the proposed annual cap is reasonable in light of the business plans of the Group.

The annual cap for sales of the Petrochemical Products is based on the Group's current and planned production level, the estimated amount of sales of the Petrochemical Products for the financial years ending 31 December, 2001 and the projected increase in the sales of the Petrochemical Products. As disclosed in the section headed "Summary of connected transactions" in the "Letter from the Chairman" in the Circular, the estimated amount of the Group's sales of the Petrochemical Products during the financial year ending 31 December, 2001 will account for approximately 27.9 per cent. of the Group's turnover in 2000. With certain production facilities currently owned by PetroChina using the Group's products as raw materials, such as the production facilities using ethylene as principal raw materials, the transactions between the Group and PetroChina in relation to the sales of the Petrochemical Products is expected to increase. The proposed annual cap represents an increase of approximately 3.1 per cent. as compared with the existing annual cap of 32 per cent. We consider that the level of the proposed annual cap is reasonable in light of the factors mentioned above.

RECOMMENDATION

Having considered all the above factors, we consider that the terms and conditions of the Transactions, together with the proposed terms and conditions (including the annual caps) of the waiver sought, are fair and reasonable so far as the Independent Shareholders are concerned. Hence we recommend the Independent Board Committee to advise the Independent Shareholders to vote for the Transactions at the Extraordinary General Meeting.

Yours faithfully,
For and on behalf of
DBS Asia Capital Limited
Hu Ye Bi
Managing Director

NOTICE OF EXTRAORDINARY GENERAL MEETING

JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED

吉林化學工業股份有限公司

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

NOTICE IS HEREBY GIVEN THAT an extraordinary general meeting (the "Extraordinary General Meeting") of Jilin Chemical Industrial Company Limited (the "Company") will be held on 30 December, 2001 at 9:00 a.m., at No. 9 Longtan Street, Longtan District, Jilin City, Jilin Province, The People's Republic of China, for the purpose of considering and, if thought fit, passing the following resolutions of the Company:–

As ordinary resolutions:

(1) **THAT** the determination by the board of directors of the remuneration for the appointment of PrincewaterhouseCoopers (certified public accountants in Hong Kong) and PricewaterhouseCoopers Zhong Tian CPAs Company Limited (registered accountants in the PRC) as the Company's international and domestic auditors, respectively, from 19 June, 2001 to the end of the extraordinary general meeting on 30 December, 2001, be and is hereby approved;

(2) **THAT** the board of directors be approved to determine the remuneration of the appointment of PricewaterhouseCoopers (certified public accountants in Hong Kong) and PricewaterCoopers Zhong Tian CPAs Company Limited (registered accountants in the PRC) as the Company's international and domestic auditors, respectively, from the end of the extraordinary general meeting on 30 December, 2001 to the end of the 2001 annual general meeting;

(3) **THAT** the purchase of crude oil by the Company, from 1 January, 2002, from oilfields of PetroChina Company Limited ("PetroChina"), at the State price set by the PRC State Development and Planning Commission or any discount price to be determined between PetroChina and Sinopec Corporation, in accordance with the terms and conditions of the waiver to be granted by The Stock Exchange of Hong Kong Limited and, in particular, such that the annual aggregate value of the purchase of crude oil in any of the three financial years of the Company ending on or before 31 December, 2004 shall not exceed 70% of the total turnover of the Company in the relevant financial year, be and is hereby approved;

(4) **THAT** the Company's purchase of production materials (including naphtha, benzene, methanol and other miscellaneous production materials) from subsidiaries of PetroChina Company Limited ("PetroChina") from time to time, at the relevant prevailing market prices and on terms and conditions to be negotiated between the Company and the relevant subsidiaries of PetroChina, in the ordinary and usual course of business of the Company and in accordance with the terms of the waiver to be granted by The Stock Exchange of Hong Kong Limited and, in particular, such that

the respective aggregate values of such purchase of production materials in any of the three financial years of the Company ending on or before 31 December, 2004 shall not exceed 17% of the total turnover of the Company in the relevant financial year, be and is hereby approved;

(5) **THAT** the sale of gasoline and diesel oil, from 1 January, 2002, by the Company to China Petroleum Sales (Northeast) Company - Jilin Division, at a price to be determined by PetroChina Company Limited, in accordance with the terms and conditions of the waiver to be granted by The Stock Exchange of Hong Kong Limited and, in particular, such that the annual aggregate value of the sale of gasoline and diesel oil in any of the three financial years of the Company ending on or before 31 December, 2004 shall not exceed 55% of the total turnover of the Company in the relevant financial year, be and is hereby approved;

(6) **THAT** the Company's sale of petrochemical and other products (including but without limitation, ethylene, propylene, styrene, xylene, butadiene, fuel oil, 1-butene, n-xylene, ethylene tar, acetic acid and other miscellaneous products) to, subsidiaries of PetroChina Company Limited ("PetroChina") from time to time, at the relevant prevailing market prices and on terms and conditions to be negotiated between the Company and the relevant subsidiaries of PetroChina, in the ordinary and usual course of business of the Company and in accordance with the terms of the waiver to be granted by The Stock Exchange of Hong Kong Limited and, in particular, such that the respective aggregate values of such sale of petrochemical products in any of the three financial years of the Company ending on or before 31 December, 2004 shall not exceed 33% of the total turnover of the Company in the relevant financial year, be and is hereby approved;

(7) **THAT** the board of directors be authorised to make applications to its holding company for the grant of loans on normal commercial terms (including but without limitation, on terms not higher than loan rate of commercial banks for the same period), if any, details of such outstanding loans and interests will be disclosed in the financial reports of the Company.

As special resolution:

(8) **THAT** article 3 and 11 of the Company's articles of association be amended and approved from "Article 3 The Company's residence is: No. 31 East Zunyi Road, Jilin City, Jilin Province, China. Telephone: (432) 307 3651 Facsimile: (432) 303 7738" and "Article 11 The scope of business of the Company includes the manufacture and sale of the following products: petroleum products, dyestuff and dyes intermediates, synthetic rubber, chemical fertilizers and other chemical engineering products, and the development, transfer, and the provision of technical consultation services and other related services in relation to the production processes of the Company products. Subject to the provisions of the applicable laws in the PRC, the Company is empowered to raise or borrow money including, but without limitation, by the issue of bonds, and to mortgage or charge its undertaking or property or any part thereof, and to provide guarantees or give security for the obligations of any third party (including, without

limitation, the Company's subsidiaries or associated companies), in each case according to the discretion of the board of directors (except where the laws and administrative regulations require shareholders' approval)." to the following:

"Article 3 The Company's residence is:

No. 9 Longtan Street, Longtan District, Jilin City, Jilin Province, China.

Telephone: (0432) 390 3651
Facsimile: (0432) 306 8982"

"Article 11 The business objective of the Company includes the manufacture and sale of the following products:

petroleum products, petrochemical and organic chemical products, synthetic rubber, chemical fertilizers and other chemical engineering products, and the development, transfer, and the provision of technical consultation services and other related services in relation to the production processes of the Company products.

Subject to the provisions of the applicable laws in the PRC, the Company is empowered to raise or borrow money including, but without limitation, by the issue of bonds, and to mortgage or charge its undertaking or property or any part thereof, and to provide guarantees or give security for the obligations of any third party (including, without limitation, the Company's subsidiaries or associated companies), in each case according to the discretion of the board of directors (except where the laws and administrative regulations require shareholders' approval)."

The amendment will take effect following the approval of the relevant PRC government authorities.

By order of the Board
Zhang Liyan
Company Secretary

15 November, 2001

Registered address of the Company:–
No. 9 Longtan Street, Longtan District
Jilin City, Jilin Province
The People's Republic of China

NOTICE OF EXTRAORDINARY GENERAL MEETING

Notes:–

(A) Holders of the Company's shares whose names appear on the register of members of the Company at the close of business on 1 December, 2001 are entitled to attend the Extraordinary General Meeting with their passports or other identity papers.

(B) Holders of H Shares note that the register of members of the Company will be closed from 1 December, 2001 to 30 December, 2001, both days inclusive, during which period no transfers of the H Shares will be effective.

(C) Each shareholder who has the right to attend and vote at the Extraordinary General Meeting is entitled to appoint one or more proxies, whether they are members or not, to attend and vote on his/her behalf at the Extraordinary General Meeting.

(D) A proxy of a shareholder who has appointed more than one proxy may only vote on a poll.

(E) The instrument appointing a proxy must be in writing under the hand of the appointor or his/her attorney duly authorised in writing. If that instrument is signed by an attorney of the appointor, the power of attorney authorising that attorney to sign, or other documents of authorisation, and the proxy form must be delivered to the Company's Registrar, HKSCC Registrars Limited, 2nd Floor, Viewood Plaza, 199 Des Voeux Road Central, Hong Kong not less than 24 hours before the time appointed for the holding of the Extraordinary General Meeting.

(F) Shareholders intending to attend the Extraordinary General Meeting must return the reply slip to the Secretary's Office of the Company by 9:00 a.m. on 10 December, 2001 personally or by mail, cable or facsimile, without any effect on their rights to attend the Extraordinary General Meeting.

(G) The Extraordinary General Meeting is expected to last half a day. Shareholders attending the Extraordinary General Meeting should be responsible for their own transportation and accommodation expenses.

(H) The details of the Secretary's Office of the Company are as follows:–

No. 9 Longtan Street,
Longtan District
Jilin City,
Jilin Province
The People's Republic of China
Postal Code: 132021
Telephone: (86) 432 390 3651
Facsimile: (86) 432 302 8126

(31)

RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, there are no other material facts the omission of which would make any statement herein misleading.

DISCLOSURE OF INTERESTS

As at the Latest Practicable Date, the following Directors are beneficially interested in the share capital of the Company:–

Directors	Number of shares (domestic investment shares) as at the Latest Practicable Date
Jiao Haikun	3,550
Ni Muhua	3,550
Shi Jianxun	3,550
Total:	10,650

Save as disclosed herein, none of the Directors and chief executives of the Company has any interests in the share capital of the Company for the purpose of Section 28 of the Securities (Disclosure of Interests) Ordinance (Cap. 396 of the Laws of Hong Kong) (the "SDI Ordinance"), nor were they taken to or deemed to have under Section 31 of, or Part I of the Schedule to, the SDI Ordinance, any interests in the securities of the Company or any associated corporation within the meaning of the SDI Ordinance or any interests which are required to be entered into the register of members kept by the Company pursuant to Section 29 of the SDI Ordinance, or which are required to be disclosed, pursuant to the Model Code for Securities Transactions by Directors of Listed Companies.

None of the Directors or DBS Asia has any direct or indirect interest in any assets which have since 31 December, 2000 (being the date to which the latest published audited financial statements of the Company were made up) been acquired or disposed of by or leased to the Company, or are proposed to be acquired or disposed of by or leased to the Company.

Save as disclosed herein, none of the Directors, the Supervisors, general manager or other senior officers of the Company is materially interested in any contract or arrangement entered into by the Company subsisting at the date of this circular which is significant in relation to the business of the Company.

DBS Asia, an investment adviser registered under the Securities Ordinance (Cap. 333) of the Laws of Hong Kong), does not have any shareholding, direct or indirect, in the Company nor any right (whether legally enforceable or not) to subscribe for or nominate persons to subscribe for securities of the Company.

SERVICE CONTRACTS OF THE DIRECTORS AND THE SUPERVISORS

Each of the executive Directors and the Supervisors has entered into a service contract with the Company for a term of not more than three years. No other service contracts exist or have been proposed between the Company and any of the Directors or Supervisors. None of the Directors or Supervisors has entered into any service contracts with the Company which may not be terminated by the Company within one year without payment other than statutory compensation.

SUBSTANTIAL SHAREHOLDERS

As at the Latest Practicable Date, according to the register of members kept by the Company pursuant to Section 16(1) of the SDI Ordinance, the following persons were interested in 10% or more of the share capital of the Company or the total number of H Shares:–

Name of the Shareholders		Class	Number of Shares
1.	PetroChina Company Limited	State-owned shares	2,396,300,000
2.	HKSCC Nominees Limited	H Shares	800,314,699

Notes:–

(1) PetroChina Company Limited is the holder of 2,396,300,000 domestic invested shares in the form of state-owned legal person shares issued by the Company, representing approximately 67.29% of the Company's share capital.

(2) HKSCC Nominees Limited is a nominee for more than one person, none of whose shareholdings accounted for more than 5% of the total number of H Shares, but whose shareholdings together represented approximately 22.47% of the total number of shares issued by the Company.

Save as disclosed herein, the Directors are not aware of any person who was, directly or indirectly, interested in 10% or more of the share capital of the Company or the total number of H Shares as at the Latest Practicable Date.

NO MATERIAL CHANGE

The Directors are not aware of any material adverse change in the financial or trading position of the Company since 31 December, 2000 (being the date to which the latest published audited financial statements of the Company were made up).

CONSENT

DBS Asia has given and has not withdrawn its consent to the issue of this circular with the inclusion herein of its letter, and the references to its name, in the form and context in which they appear.

DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents are available for inspection at the office of Morrison & Foerster at 23rd Floor, Entertainment Building, 30 Queen's Road Central, Hong Kong during normal business hours until 20 December, 2001:–

(i) the articles of association of the Company;

33

(ii) the letter from the Independent Board Committee, the text of which is set out on page 14 of this circular;

(iii) the letter from DBS Asia, the text of which is set out on pages 15 to 23 of this circular;

(iv) the written consent of DBS Asia;

(v) the current service contracts with each of the executive Directors and the Supervisors; and

(vi) this circular.

JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED
吉林化學工業股份有限公司

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

RESOLUTIONS PASSED AT AN EXTRAORDINARY GENERAL MEETING HELD ON 30 DECEMBER, 2001

Jilin Chemical Industrial Company Limited (the "Company") held an extraordinary general meeting at No. 9 Longtan Street, Longtan District, Jilin City, Jilin Province, the People's Republic of China (the "PRC") on 30 December, 2001 (the "EGM"). In accordance with the articles of association of the Company and the relevant regulations of the PRC, shareholders or their proxies representing 2,433,336,792 shares or 68.33% of the Company's total share capital attended the EGM.

Upon approval of more than half of the shareholders (including proxies) who attended the EGM, the following resolutions were passed.

As ordinary resolutions:

(1) To approve the determination by the board of directors of the remuneration for the appointment of PricewaterhouseCoopers (certified public accountants in Hong Kong) and PricewaterhouseCoopers Zhong Tian CPAs Company Limited (registered accountants in the PRC) as the Company's international and domestic auditors, respectively, from 19 June, 2001 to the end of the extraordinary general meeting on 30 December, 2001;

(2) To approve the board of directors to determine the remuneration of the appointment of PricewaterhouseCoopers (certified public accountants in Hong Kong) and PricewaterhouseCoopers Zhong Tian CPAs Company Limited (registered accountants in the PRC) as the Company's international and domestic auditors, respectively, from the end of the extraordinary general meeting on 30 December, 2001 to the end of the 2001 annual general meeting;

(3) To approve the purchase of crude oil by the Company, from 1 January, 2002, from oilfields of PetroChina Company Limited at the State price set by the PRC State Development and Planning Commission or any discount price to be determined between PetroChina Company Limited and China Petrochemical Group Corporation, in accordance with the terms and conditions of the waiver to be granted by The Stock Exchange of Hong Kong Limited and, in particular, such that the annual aggregate value of the purchase of crude oil in any of the three financial years of the Company ending on or before 31 December, 2004 shall not exceed 70% of the total turnover of the Company in the relevant financial year;

(4) To approve the Company's purchase of production materials (including naphtha, benzene, methanol and other miscellaneous production materials) from subsidiaries of PetroChina Company Limited from time to time, at the relevant prevailing market prices and on terms and conditions to be negotiated between the Company and the relevant subsidiaries of PetroChina Company Limited, in the ordinary and usual course of business of the Company and in accordance with the terms of the waiver to be granted by The Stock Exchange of Hong Kong Limited and, in particular, such that the respective aggregate values of such purchase of production materials in any of the three financial years of the Company ending on or before 31 December, 2004 shall not exceed 17% of the total turnover of the Company in the relevant financial year;

(5) To approve the sale of gasoline and diesel oil, from 1 January, 2002, by the Company to China Petroleum Sales (Northeast) Company – Jilin Division, at a price to be determined by PetroChina Company Limited, in accordance with the terms and conditions of the waiver to be granted by The Stock Exchange of Hong Kong Limited and, in particular, such that the annual aggregate value of the sale of gasoline and diesel oil in any of the three financial years of the Company ending on or before 31 December, 2004 shall not exceed 55% of the total turnover of the Company in the relevant financial year;

(6) To approve the Company's sale of petrochemical and other products (including but without limitation, ethylene, propylene, styrene, xylene, butadiene, fuel oil, 1-butene, o-xylene, ethylene tar, acetic acid and other miscellaneous products) to subsidiaries of PetroChina Company Limited from time to time, at the relevant prevailing market prices and on terms and conditions to be negotiated between the Company and the relevant subsidiaries of PetroChina Company Limited, in the ordinary and usual course of business of the Company and in accordance with the terms of the waiver to be granted by The Stock Exchange of Hong Kong Limited and, in particular, such that the respective aggregate values of such sale of petrochemical products in any of the three financial years of the Company ending on or before 31 December, 2004 shall not exceed 33% of the total turnover of the Company in the relevant financial year;

(7) To authorise the board of directors to make applications to its holding company for the grant of loans on normal commercial terms (including but without limitation, on terms not higher than loan rate of commercial banks for the same period) provided that details of such outstanding loans and interests will be disclosed in the financial reports of the Company;

As special resolution:

(8) To approve the amendment to article 3 and 11 of the Company's articles of association as follows:

"Article 3 The Company's residence is:

No. 9 Longtan Street, Longtan District, Jilin City, Jilin Province, China.

Telephone: (0432) 390 3651.
Facsimile: (0432) 306 8982"

"Article 11 The business objective of the Company includes the manufacture and sale of the following products:

petroleum products, petrochemical and organic chemical products, synthetic rubber, chemical fertilizers and other chemical engineering products, and the development, transfer, and the provision of technical consultation services and other related services in relation to the production processes of the Company products.

Subject to the provisions of the applicable laws in the PRC, the Company is empowered to raise or borrow money including, but without limitation, by the issue of bonds, and to mortgage or charge its undertaking or property or any part thereof and to provide guarantees or give security for the obligations of any third party (including, without limitation, the Company's subsidiaries or associated companies), in each case according to the discretion of the board of directors (except where the laws and administrative regulations require shareholders' approval)."

This amendment will take effect following the approval of the relevant PRC government authorities.

By order of the Board
Zhang Liyan
Company Secretary

Jilin, China

JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED

吉林化學工業股份有限公司

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

Proxy Form for 2001 Extraordinary General Meeting to be held on 30 December, 2001

I/We[1] ______________________________

of ______________________________

being the registered holder(s) of[2] ______________________________ shares of RMB1.00 each in the registered share capital of Jilin Chemical Industrial Company Limited ("the Company"), hereby appoint the Chairman of the Meeting or[3]

____

of ______________________________

as my/our proxy to attend and vote for me/us and on my/our behalf at the Extraordinary General Meeting of the Company to be held at 9:00 a.m. on Sunday, 30 December, 2001 at No.9 Longtan Street, Longtan District, Jilin City, Jilin Province, the People's Republic of China (the "PRC") or any adjournment thereof to vote for me/us and in my/our name(s) as indicated below in respect of the following resolutions and other matters required to be dealt with at the Extraordinary General Meeting:

AS ORDINARY RESOLUTIONS	FOR[4]	AGAINST[4]
(1) THAT the determination by the board of directors of the remuneration for the appointment of PricewaterhouseCoopers (certified public accountants in Hong Kong) and PricewaterhouseCoopers Zhong Tian CPAs Company Limited (registered accountants in the PRC) as the Company's international and domestic auditors, respectively, from 19 June, 2001 to the end of the extraordinary general meeting on 30 December, 2001, be and is approved;		
(2) THAT the board of directors be approved to determine the remuneration of the appointment of PricewaterhouseCoopers (certified public accountants in Hong Kong) and PricewaterhouseCoopers Zhong Tian CPAs Company Limited (registered accountants in the PRC) as the Company's international and domestic auditors, respectively, from the end of the extraordinary general meeting on 30 December, 2001 to the end of the 2001 annual general meeting;		
(3) THAT the purchase of crude oil by the Company, from 1 January, 2002, from oilfields of PetroChina Company Limited ("PetroChina"), at the State price set by the PRC State Development and Planning Commission or any discount price to be determined between PetroChina and Sinopec Corporation, in accordance with the terms and conditions of the waiver granted by The Stock Exchange of Hong Kong Limited and, in particular, such that the annual aggregate value of the purchase of crude oil in any of the three financial years of the Company ending on or before 31 December, 2004 shall not exceed 70% of the total turnover of the Company in the relevant financial year, be and is hereby approved;		
(4) THAT the Company's purchase of production materials (including naphtha, benzene, methanol and other miscellaneous production materials) from subsidiaries of PetroChina Company Limited ("PetroChina") from time to time, at the relevant prevailing market prices and on terms and conditions to be negotiated between the Company and the relevant subsidiaries of PetroChina, in the ordinary and usual course of business of the Company and in accordance with the terms of the waiver to be granted by The Stock Exchange of Hong Kong Limited and, in particular, such that the respective aggregate values of such purchase of production materials in any of the three financial years of the Company ending on or before 31 December, 2004 shall not exceed 17% of the total turnover of the Company in the relevant financial year, be and is hereby approved;		
(5) THAT the sale of gasoline and diesel oil, from 1 January, 2002, by the Company to China Petroleum Sales (Northeast) Company-Jilin Division, at a price to be determined by PetroChina Company Limited, in accordance with the terms and conditions of the waiver to be granted by The Stock Exchange of Hong Kong Limited and, in particular, such that the annual aggregate value of the sale of gasoline and diesel oil in any of the three financial years of the Company ending on or before 31 December, 2004 shall not exceed 55% of the total turnover of the Company in the relevant financial year, be and is hereby approved;		

	AS ORDINARY RESOLUTIONS	FOR[4]	AGAINST[4]
(6)	THAT the Company's sale of petrochemical and other products (including but without limitation, ethylene, propylene, styrene, xylene, butadiene, fuel oil, 1-butene, n-xylene, ethylene tar, acetic acid and other miscellaneous products) to, subsidiaries of PetroChina Company Limited ("PetroChina") from time to time, at the relevant prevailing market prices and on terms and conditions to be negotiated between the Company and the relevant subsidiaries of PetroChina, in the ordinary and usual course of business of the Company and in accordance with the terms of the waiver to be granted by The Stock Exchange of Hong Kong Limited and, in particular, such that the respective aggregate values of such sale of petrochemical products in any of the three financial years of the Company ending on or before 31 December, 2004 shall not exceed 33% of the total turnover of the Company in the relevant financial year, be and is hereby approved;		
(7)	THAT the board of directors be authorised to make applications to its holding company for the grant of loans on normal commercial terms (including but without limitation, on terms not higher than loan rate of commercial banks for the same period), if any, details of such outstanding loans and interests will be disclosed in the financial reports of the Company.		
	AS SPECIAL RESOLUTION		
(8)	THAT article 3 and 11 of the Company's articles of association be amended approved from "Article 3 The Company's residence is: No.31 East Zunyi Road, Jilin City, Jilin Province, China. Telephone: (432) 307 3651 Facsimile: (432) 303 7738" and "Article 11 The scope of business of the Company includes the manufacture and sale of the following products: petroleum products, dyestuff and dyes intermediates, synthetic rubber, chemical fertilizers and other chemical engineering products, and the development, transfer, and the provision of technical consultation services and other related services in relation to the production processes of the Company products. Subject to the provisions of the applicable laws in the PRC, the Company is empowered to raise or borrow money including, but without limitation, by the issue of bonds, and to mortgage or charge its undertaking or property or any part thereof, and to provide guarantees or give security for the obligations of any third party (including, without limitation, the Company's subsidiaries or associated companies), in each case according to the discretion of the board of directors (except where the laws and administrative regulations require shareholders' approval)." to the following: "Article 3 — The Company's residence is: No.9 Longtan Street, Longtan District, Jilin City, Jilin Province, China Telephone: (0432) 390 3651 Facsimile: (0432) 306 8982 Article 11 — The business objective of the Company includes the manufacture and sale of the following products: petroleum products, petrochemical and organic chemical products, synthetic rubber, chemical fertilizers and other chemical engineering products, and the development, transfer, and the provision of technical consultation services and other related services in relation to the production processes of the Company products. Subject to the provisions of the applicable laws in the PRC, the Company is empowered to raise or borrow money including, but without limitation, by the issue of bonds, and to mortgage or charge its undertaking or property or any part thereof, and to provide guarantees or give security for the obligations of any third party (including, without limitation, the Company's subsidiaries or associated companies), in each case according to the discretion of the board of directors (except where the laws and administrative regulations require shareholders' approval)."		

Signed: ______________________ Date: ______________________ 2001

Notes:

1. Please insert your full name and address in BLOCK CAPITALS in the space provided.
2. Please insert the number of shares to which this proxy form relates in the space provided. If a number is inserted, this proxy form will be deemed to relate only to those shares. If not, this proxy form will be deemed to relate to all the shares registered in your name (whether alone or jointly with others).
3. If any proxy other than the Chairman of the Meeting is preferred, strike out "the Chairman of the Meeting" and insert the name and address of proxy desired in BLOCK CAPITALS in the space provided. The proxy need not be a member of the Company. If a proxy is attending the Extraordinary General Meeting on your behalf, such proxy shall produce his own identity paper.
4. If you wish to vote for a resolution, place a tick "✓" in the column marked "For". If you wish to vote against a resolution, place a cross "X" in the column marked "Against". If no indication is given, the proxy will vote or abstain at his discretion.
5. Corporations must execute this proxy form under common seal or by an attorney or a duly authorised officer. If a legal representative is appointed to attend the Extraordinary General Meeting, such legal representative shall produce his own identity paper and a certified true copy of the resolution of the board of directors or other governing body of the corporation appointing the legal representative.
6. If this proxy form is signed by a person under a power of attorney or any other authority on your behalf, a notarially certified copy of that power of attorney or other authority must be deposited with the Company as mentioned in paragraph 7 below.
7. In order to be valid, this proxy form together with any power of attorney or other authority under which it is signed must be delivered to the Company's Registrar, HKSCC Registrars Limited, 2nd Floor, Vicwood Plaza, 199 Des Voeux Road Central, Hong Kong not later than 9:00 a.m. on 29 December, 2001.
8. Completion and deposit of this proxy form will not preclude you from attending and voting at the Extraordinary General Meeting should you so wish.

JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED

吉林化學工業股份有限公司

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT an extraordinary general meeting (the "Extraordinary General Meeting") of Jilin Chemical Industrial Company Limited (the "Company") will be held on 30 December, 2001, at 9:00 a.m., at No. 9 Longtan Street, Longtan District, Jilin City, Jilin Province, The People's Republic of China, for the purpose of considering and, if thought fit, passing the following resolutions of the Company:–

As ordinary resolutions:

(1) THAT the determination by the board of directors of the remuneration for the appointment of PricewaterhouseCoopers (certified public accountants in Hong Kong) and PricewaterhouseCoopers Zhong Tian CPAs Company Limited (registered accountants in the PRC) as the Company's international and domestic auditors, respectively, from 19 June, 2001 to the end of the extraordinary general meeting on 30 December, 2001, be and is hereby approved;

(2) THAT the board of directors be approved to determine the remuneration of the appointment of PricewaterhouseCoopers (certified public accountants in Hong Kong) and PricewaterhouseCoopers Zhong Tian CPAs Company Limited (registered accountants in the PRC) as the Company's international and domestic auditors, respectively, from the end of the extraordinary general meeting on 30 December, 2001 to the end of the 2001 annual general meeting;

(3) THAT the purchase of crude oil by the Company, from 1 January, 2002, from oilfields of PetroChina Company Limited ("PetroChina"), at the State price set by the PRC State Development and Planning Commission or any discount price to be determined between PetroChina and Sinopec Corporation, in accordance with the terms and conditions of the waiver to be granted by The Stock Exchange of Hong Kong Limited and, in particular, such that the annual aggregate value of the purchase of crude oil in any of the three financial years of the Company ending on or before 31 December, 2004 shall not exceed 70% of the total turnover of the Company in the relevant financial year, be and is hereby approved;

(4) THAT the Company's purchase of production materials (including naphtha, benzene, methanol and other miscellaneous production materials) from subsidiaries of PetroChina Company Limited ("PetroChina") from time to time, at the relevant prevailing market prices and on terms and conditions to be negotiated between the Company and the relevant subsidiaries of PetroChina, in the ordinary and usual course of business of the Company and in accordance with the terms of the waiver to be granted by The Stock Exchange of Hong Kong Limited and, in particular, such that the respective aggregate values of such purchase of production materials in any of the three financial years of the Company ending on or before 31 December, 2004 shall not exceed 17% of the total turnover of the Company in the relevant financial year, be and is hereby approved;

(5) THAT the sale of gasoline and diesel oil, from 1 January, 2002, by the Company to China Petroleum Sales (Northeast) Company – Jilin Division, at a price to be determined by PetroChina Company Limited, in accordance with the terms and conditions of the waiver to be granted by The Stock Exchange of Hong Kong Limited and, in particular, such that the annual aggregate value of the sale of gasoline and diesel oil in any of the three financial years of the Company ending on or before 31 December, 2004 shall not exceed 55% of the total turnover of the Company in the relevant financial year, be and is hereby approved;

(6) THAT the Company's sale of petrochemical and other products (including but without limitation, ethylene, propylene, styrene, xylene, butadiene, fuel oil, 1-butene, n-xylene, ethylene tar, acetic acid and other miscellaneous products) to, subsidiaries of PetroChina Company Limited ("PetroChina") from time to time, at the relevant prevailing market prices and on terms and conditions to be negotiated between the Company and the relevant subsidiaries of PetroChina, in the ordinary and usual course of business of the Company and in accordance with the terms of the waiver to be granted by The Stock Exchange of Hong Kong Limited and, in particular, such that the respective aggregate values of such sale of petrochemical products in any of the three financial years of the Company ending on or before 31 December, 2004 shall not exceed 33% of the total turnover of the Company in the relevant financial year, be and is hereby approved;

(7) THAT the board of directors be authorised to make applications to its holding company for the grant of loans on normal commercial terms (including but without limitation, on terms not higher than loan rate of commercial banks for the same period), if any, details of such outstanding loans and interests will be disclosed in the financial reports of the Company.

As special resolution:

(8) THAT article 3 and 11 of the Company's articles of association be amended and approved from "Article 3 The Company's residence is: No.31 East Zunyi Road, Jilin City, Jilin Province, China. Telephone:(432) 307 3651 Facsimile:(432) 303 7738" and "Article 11 The scope of business of the Company includes the manufacture and sale of the following products: petroleum products, dyestuff and dyes intermediates, synthetic rubber, chemical fertilizers and other chemical engineering products, and the development, transfer, and the provision of technical consultation services and other related services in relation to the production processes of the Company products. Subject to the provisions of the applicable laws in the PRC, the Company is empowered to raise or borrow money including, but without limitation, by the issue of bonds, and to mortgage or charge its undertaking or property or any part thereof, and to provide guarantees or give security for the obligations of any third party (including, without limitation, the Company's subsidiaries or associated companies), in each case according to the discretion of the board of directors (except where the laws and administrative regulations require shareholders' approval)." to the following:

"Article 3 The Company's residence is:

No. 9 Longtan Street, Longtan District, Jilin City, Jilin Province, China.

Telephone: (0432) 390 3651
Facsimile: (0432) 306 8982"

"Article 11 The business objective of the Company includes the manufacture and sale of the following products:

petroleum products, petrochemical and organic chemical products, synthetic rubber, chemical fertilizers and other chemical engineering products, and the development, transfer, and the provision of technical consultation services and other related services in relation to the production processes of the Company products.

Subject to the provisions of the applicable laws in the PRC, the Company is empowered to raise or borrow money including, but without limitation, by the issue of bonds, and to mortgage or charge its undertaking or property or any part thereof, and to provide guarantees or give security for the obligations of any third party (including, without limitation, the Company's subsidiaries or associated companies), in each case according to the discretion of the board of directors (except where the laws and administrative regulations require shareholders' approval)."

This amendment will take effect following the approval of the relevant PRC government authorities.

By order of the Board
Zhang Liyan
Company Secretary

15 November, 2001

Registered address of the Company:-
No. 9 Longtan Street, Longtan District
Jilin City, Jilin Province
The People's Republic of China

Notes:-

(A) Holders of the Company's shares whose names appear on the register of members of the Company at the close of business on 1 December, 2001 are entitled to attend the Extraordinary General Meeting with their passports or other identity papers.

(B) Holders of H Shares should note that the register of members of the Company will be closed from 1 December, 2001 to 30 December, 2001, both days inclusive, during which period no transfers of the H Shares will be effective.

(C) Each shareholder who has the right to attend and vote at the Extraordinary General Meeting is entitled to appoint one or more proxies, whether they are members or not, to attend and vote on his/her behalf at the Extraordinary General Meeting.

(D) A proxy of a shareholder who has appointed more than one proxy may only vote on a poll.

(E) The instrument appointing a proxy must be in writing under the hand of the appointor or his/her attorney duly authorised in writing. If that instrument is signed by an attorney of the appointor, the power of attorney authorising that attorney to sign, or other documents of authorisation, and the proxy form must be delivered to the Company's Registrar, HKSCC Registrars Limited, 2nd Floor, Vicwood Plaza, 199 Des Voeux Road Central, Hong Kong not less than 24 hours before the time appointed for the holding of the Extraordinary General Meeting.

(F) Shareholders intending to attend the Extraordinary General Meeting must return the reply slip to the Secretary's Office of the Company by 9:00 a.m. on 10 December, 2001 personally or by mail, cable or facsimile, without any effect on their rights to attend the Extraordinary General Meeting.

(G) The Extraordinary General Meeting is expected to last half a day. Shareholders attending the Extraordinary General Meeting should be responsible for their own transportation and accommodation expenses.

(H) The details of the Secretary's Office of the Company are as follows:-

No. 9 Longtan Street
Longtan District
Jilin City
Jilin Province
The People's Republic of China
Postal Code: 132021
Telephone: (86) 432 390 3651
Facsimile: (86) 432 302 8126

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED

Dated: January 10, 2002

By: /s/Shi Jianxun
Name: Shi Jianxun
Title: General Manager